Exhibit (a)(5)(clix)

As one of Oracle’s employees that may be contacted by PeopleSoft customers for more information with regard to the pending acquisition, we have prepared several key messages for educating affected customers with regard to the benefits that would accrue to them as a result of combining the two companies and for reassuring these customers of our commitment to provide world-class support and product enhancements.

These messages are not meant to be used for any sales initiative. The purpose of this information is to provide accurate and truthful information to address anticipated questions and for educational purposes. We anticipate that PeopleSoft will disseminate incorrect and/or misleading information to customers about the impact on them of the acquisition, and it is important that we be able to provide the truth and reassure customers their investments will be protected. It is imperative that Oracle representatives not stray from the messages that are provided.

To access the key customer messages and other important information, visit the following internal link.

The following materials can be disseminated to customers:

•	An open letter from me to PeopleSoft customers that reaffirms Oracle’s interest in PeopleSoft’s customers and moving forward with the transaction.
•	A summary of the benefits that Oracle believes customers will realize through the combination of Oracle and PeopleSoft.
•	Answers to the most frequently asked questions of PeopleSoft customers.
•	Information about Oracle’s global, award-winning customer support organization.
•	A summary of the Rdb acquisition, in which we made similar customer commitments and have stuck to them.
•	A case study of how DIRECTV has benefited from Oracle’s long-term commitment to customers gained in the Rdb acquisition.

If the customer requires more information than what has been provided, I urge you to send an email to contact.oracle@oracle.com or visit Oracle.com/PeopleSoft for a list of regional phone numbers to reach our dedicated PeopleSoft contact centers. We have a team that will respond within 24 hours to assist you with PeopleSoft customer needs.

Charles

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED AND RESTATED ON FEBRUARY 12, 2004 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.